UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO.  )

                                  EIF HOLDINGS, INC.
                                  ------------------
                                   Name of Issuer)

                              COMMON STOCK, NO PAR VALUE
                              --------------------------
                            (Title of Class of Securities)


                                     268524-10-5
                                   ---------------
                                    (CUSIP Number)

                                    John C. Pennie
                                    Vice-Chairman
                               American Eco Corporation
                                   415 Yonge Street
                                      Suite 2000
                                   Toronto, Ontario
                                    Canada M5B 2E7
                                    (416) 340-2727

          _________________________________________________________________
             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    APRIL 1, 1996
                               -----------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7.)

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                                         Page 1 of 16 Pages
                                            Exhibit Index appears at page 8

                                     SCHEDULE 13D


          CUSIP No.  268524-10-5                    PAGE  2  OF   16  PAGES
          ----------------------                         ---      --
          _________________________________________________________________

          1         NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    American Eco Corporation
                    EIN: 76-038124
          _________________________________________________________________
          2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [ ]
          _________________________________________________________________

          3         SEC USE ONLY
          _________________________________________________________________

          4         SOURCE OF FUNDS*

                    WC
          _________________________________________________________________

          5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]
          _________________________________________________________________

          6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Ontario, Canada
          _________________________________________________________________

          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
          WITH:
                 __________________________________________________________

                    7    SOLE VOTING POWER

                         4,000,000
                 __________________________________________________________

                    8    SHARED VOTING POWER

                         -0-
                 __________________________________________________________

                    9    SOLE DISPOSITIVE POWER

                         4,000,000
                 __________________________________________________________

                    10   SHARED DISPOSITIVE POWER

                         -0-
          _________________________________________________________________

          11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                              4,000,000
          _________________________________________________________________

          12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                     [X]
          _________________________________________________________________

          13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         16.2%
          _________________________________________________________________

          14        TYPE OF REPORTING PERSON*

                         CO
          _________________________________________________________________


                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          ITEM 1.   SECURITY AND ISSUER.

                    The securities covered by this Schedule 13D are shares of common stock, no par value (the "Common Stock"), of EIF Holdings, Inc., a Hawaii corporation (the "Company"). The Company's principal executive offices are located at 727 South Ninth Avenue, City of Industry, California 91745.


          ITEM 2.   IDENTITY AND BACKGROUND.

                    American Eco Corporation ("American Eco") is organized under the laws of the Province of Ontario, Canada. American Eco's principal executive offices are located at 415 Yonge Street, Suite 2000, Toronto, Ontario, Canada M5B 2E7.

                    American Eco provides construction, project management, maintenance, demolition, dismantlement and environmental remediation services in the refining, petrochemical, government, commercial, manufacturing and utility industries. The common stock of American Eco is quoted on the Nasdaq National Market under the symbol ECGOF and on the Toronto Stock Exchange under the symbol ECX.

                    See Schedule A attached hereto for a listing of American Eco's officers and directors.

                    During the five years immediately preceding the filing of this report on Schedule 13D, neither American Eco nor any person on Schedule A annexed hereto has been convicted in a criminal proceeding; a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or findings any violation with respect to such laws.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    American Eco entered into a stock purchase agreement, dated March 7, 1996, with Julbin International Ltd. ("Julbin"), pursuant to which American Eco agreed to purchase 4,000,000 shares of the Company's Common Stock from Julbin for $70,000 in cash and 300,000 shares of American Eco common stock, no par value, subject to the approval by The Toronto Stock Exchange. The agreement closed as of April 1, 1996. See Item 4 of this Report. American Eco obtained the cash portion of the purchase price from its working capital.


          ITEM 4.   PURPOSE OF TRANSACTION.

                    The following discussion responds to paragraphs (a),
          (b), (d), (e) and (g) of Item 4. Paragraphs (c), (f), (h), (i) and (j) of Item 4 are not applicable.

                    American Eco wishes to establish a business presence on the West Coast of the United States. In part, American Eco hopes to obtain this presence by acquiring a controlling interest in the Company. One step in this effort was the purchase of the 4,000,000 shares from Julbin. In addition, American Eco and the Company previously entered into a stock purchase agreement (the "Stock Purchase Agreement") pursuant to which American Eco will purchase 10,000,000 shares (the "Shares") of Common Stock for an aggregate purchase price of $1,000,000, which represented the market value per share of Common Stock at the date of such Agreement. The Stock Purchase Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-K, dated February 2, 1996, and the description of the purchase of the Shares by American Eco contained herein is qualified in its entirety by reference to the Stock

          Purchase Agreement. The closing of the Stock Purchase Agreement by American Eco is contingent upon the approval by the shareholders of the Company of the increase in the number of authorized shares of Common Stock or other means to enable the closing of the Stock Purchase Agreement. The Company plans to hold its annual shareholders' meeting (the "Annual Meeting") during June 1996. American Eco disclaims beneficial ownership of the Shares.

                    The Company will seek shareholder approval at the Annual Meeting of a merger (the "Merger") of the Company with and into a wholly-owned subsidiary of the Company which has been newly formed in the State of Delaware. As a result of the Merger, the Company will be subject to the corporate laws of the State of Delaware. Section 203 of the Delaware General Corporation Law (the "DGCL") prevents stockholders who become owners of 15% or more of the issued and outstanding shares of a Delaware corporation from acquiring additional shares without the prior approval of such corporation's board of directors.
          Pursuant to the DGCL, the board of directors of the subsidiary has approved American Eco becoming a significant stockholder of the Company, and, as a result, American Eco will be permitted to acquire additional shares of Common Stock following the Merger without being subject to Section 203.

                    Other than as set forth herein, no other acquisitions of Common Stock are currently being contemplated by American Eco.

                    The Company and American Eco have agreed that, during the interim period between the execution and closing of the Stock Purchase Agreement, a management team, primarily comprised of managers from American Eco, would assist in the management of the Company's operations. As a result, the following management changes have been implemented by the Company. Richard Austin has stepped down as Chairman of the Board, a director and Chief Executive Officer of the Company, but he continues to act as the President and Chief Executive Officer of P.W. Stephens Contractors, Inc., the Company's largest subsidiary. Kenneth Vonderahe has resigned as a director of the Company and as President of Vonguard Holdings, Inc., one of the Company's subsidiaries. On February 1, 1996, the two vacancies of the Company's board of directors were filled by Ronald K. Mann, who assumed the Chairmanship of the Company, and Michael E. McGinnis, who also became President and Chief Executive Officer of the Company. Mr. Mann is a director of American Eco and Mr. McGinnis is a director and the President and Chief Executive Officer of American Eco. Mr. Mann and Mr. McGinnis shall devote as much time to the management of the Company as each, in his sole discretion, shall deem necessary.

                    The Company's board of directors has increased the size of the board of directors from four to five members effective as of the Annual Meeting. It is anticipated that management's slate of nominees for membership on the board of directors presented at the Annual Meeting will include Messrs. McGinnis and Mann and Mark White. Mr. White is the Chairman of the Board of Directors of American Eco, and, if elected as a director of the Company, he will be appointed the Chairman of the Board of the Company.


          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a) On April 1, 1996, American Eco became the beneficial owner of 4,000,000 shares of the Common Stock which constituted 16.2% of the issued and outstanding shares of Common Stock at that date. The percentage of American Eco's beneficial ownership is based upon 24,681,201 shares of Common Stock then outstanding.

                    (b) American Eco (i) possesses the sole power to vote and dispose of 4,000,000 shares of Common Stock.

                    (c)  None except as disclosed in Item 4.

                    (d)  None.

                    (e)  Not applicable.


          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    Not Applicable.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    1. Stock Purchase Agreement, dated March 7, 1996, between American Eco and Julbin International Ltd.

                    2. Stock Purchase Agreement, dated January 12, 1996, between the Company and American Eco.

                                      SIGNATURE
                                      ---------


                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                                             AMERICAN ECO CORPORATION



          Date:  April 29, 1996               By: /s/ Michael E. McGinnis
                                             --------------------------
                                                Michael E. McGinnis
                                                President and Chief
                                                Executive Officer

                                      SCHEDULE A

                    The name and principal occupation or employment of each executive officer and director of American Eco are as follows:

                                                      PRINCIPAL OCCUPATION
           NAME AND CITIZENSHIP        ADDRESS            OR EMPLOYMENT
           --------------------  -------------------- --------------------

           Michael E. McGinnis   11011 Jones Road     President, Chief
           United States         Houston, Texas       Executive Officer
                                 77070                and a Director of
                                                      American Eco.

           Mark White            11011 Jones Road     Chairman of the
           United States         Houston, Texas       Board of Directors
                                 77070                of American Eco;
                                                      Consultant and
                                                      Attorney in private
                                                      practice in Texas.

           John C. Pennie        415 Yonge Street     Vice-Chairman of the
           Canada                Suite 2000           Board of Directors
                                 Toronto, Ontario     of American Eco;
                                 Canada  M5B 2E7      President, Windrush
                                                      Corporation of
                                                      Ontario, Canada.
           Ronald K. Mann        9A Casimir Street    Director of American
           Canada                Toronto, Ontario     Eco; Barrister and
                                 Canada M5T 2P6       Solicitor in private
                                                      practice in Toronto,
                                                      Ontario.

           Henry J. Knowles      1800 Dundas Street   Director of American
           Canada                West                 Eco; Partner,
                                 Toronto, Ontario     Bastedo Sheldon
                                 Canada M5G 1Z8       McGivney & Peck, a
                                                      law firm located in
                                                      Toronto, Ontario.

           John D. Walker        11011 Jones Road     Chief Financial
           United States         Houston, Texas       Officer of American
                                 77070                Eco.
           John H. Craig         Scotia Plaza         Secretary of
           Canada                Suite 2100           American Eco;
                                 40 King Street West  Partner, Cassels
                                 Toronto, Ontario     Brock & Blackwell, a
                                 Canada M5H 3C2       law firm located in
                                                      Toronto, Ontario.

           A. Murray Sinclair,   999 West Hastings    Director of American
           Jr.                   Street               Eco; Managing
           Canada                Suite 900            Partner, Quest
                                 Vancouver, British   Capital Corporation,
                                 Columbia             a public investment
                                 Canada V6C 2W2       company located in
                                                      Vancouver, British
                                                      Columbia.


                                    EXHIBIT INDEX
              EXHIBIT
              NUMBER         DESCRIPTION OF DOCUMENT       PAGE
            ------------     -----------------------       ----


                     1    Stock Purchase Agreement,           10
                          dated March 7, 1996 between
                          American Eco and Julbin
                          International Ltd.
                     2    Stock Purchase Agreement,           14
                          dated January 12, 1996,
                          between the Company and
                          American Eco.